Exhibit 99.2
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Baytex Energy Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2025, our internal control over financial reporting was effective.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, the Company's Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2025.
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
Management, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of the Company. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.
Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.
KPMG LLP were appointed by the Company's Board of Directors to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of KPMG LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

/s/ Eric T. Greager	/s/ Chad L. Kalmakoff

Eric T. Greager	Chad L. Kalmakoff
Chief Executive Officer	Chief Financial Officer
Baytex Energy Corp.	Baytex Energy Corp.

March 4, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Baytex Energy Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Baytex Energy Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of the recoverable amount of oil and gas properties
As discussed in note 6 to the consolidated financial statements, the Company identified indicators of impairment and indicators of impairment reversal as of December 31, 2025 related to the Company’s Viking and Lloydminster cash generating units (“CGUs”), respectively. The Company therefore determined the recoverable amount as of December 31, 2025 of each of the CGUs and recorded an impairment of $148.0 million in the carrying amount of the Viking CGU. The determination of recoverable amount of a CGU involves numerous estimates, including cash flows associated with estimated proved plus probable oil and gas reserves of the CGU (“CGU reserves cash flows”) and the discount rate. The estimation of CGU reserves cash flows in the reserve report involves the expertise of independent qualified reserve evaluators, who take into consideration assumptions related to forecasted production volumes, royalty obligations, operating and capital costs and commodity prices (collectively “CGU reserve report assumptions”). The Company engages independent qualified reserve evaluators to estimate CGU reserves cash flows.
We identified the assessment of the recoverable amount of the Viking and Lloydminster CGUs as a critical audit matter. Changes in CGU reserve report assumptions and discount rates could have had a significant impact on the estimate of recoverable amounts and the resulting impairment or impairment reversal in the carrying amount of oil and gas properties relating to the CGUs. A high degree of auditor judgment was required to evaluate the Company’s estimates of CGU reserves cash flows, and related CGU reserve report assumptions, and the discount rates, which were inputs into the calculation of recoverable amounts. Additionally, the evaluation of these recoverable amounts required the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:
•the Company’s determination of the recoverable amount of each of the CGUs, including the discount rate
•the Company’s determination of the CGU reserve report assumptions and resulting CGU reserves cash flows.
We evaluated the competence, capabilities and objectivity of the independent qualified reserve evaluators engaged by the Company, who estimated the CGU reserves cash flows. We evaluated the methodology used by the independent qualified reserves evaluators to estimate the CGU reserves cash flows for compliance with the applicable regulatory standards. We compared the current year actual CGU production volumes, royalty obligations, operating and capital costs to those estimates used in the prior year estimate of proved reserves by CGU to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of the CGU reserves cash flows by comparing them to those published by other reserve engineering companies. We assessed the forecasted production volumes, royalty obligations, operating and capital costs assumptions used in the current year estimate of the CGU reserves cash flows by comparing them to historical results.
We involved valuation professionals with specialized skills and knowledge, who assisted in:
•evaluating the Company’s determination of discount rates by comparing the inputs of the discount rates against publicly available market data for comparable assets and assessing the resulting discount rates
•evaluating the Company’s estimate of recoverable amount of the CGUs by comparing to publicly available market data and valuation metrics for comparable entities.
Impact of estimated oil and gas reserves on depletion expense related to continuing operations
As discussed in note 3 to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production method by depletable area. Under such method, capitalized costs are depleted over estimated proved plus probable oil and gas reserves by depletable area (“area reserves”). As discussed in note 6 to the consolidated financial statements, the Company recorded depletion expense related to continuing operations of $480.0 million for the year ended December 31, 2025. The estimation of area reserves involves the expertise of independent qualified reserve evaluators who take into consideration assumptions related to forecasted production volumes, royalty obligations, operating and capital costs and commodity prices (collectively “area reserve report assumptions”). The Company engages independent qualified reserve evaluators to estimate area reserves.
We identified the assessment of the impact of estimated area reserves on depletion expense related to continuing operations as a critical audit matter. Changes in area reserve report assumptions could have had a significant impact on the calculation of depletion expense of the depletable area. A high degree of auditor judgment was required in evaluating the area reserves, and related area reserve report assumptions, which were used in the calculation of depletion expense.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:
•the Company’s calculation of depletion expense by depletable area
•the Company’s determination of area reserve report assumptions and resulting area reserves.
We assessed the calculation of depletion expense for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We evaluated the competence, capabilities and objectivity of the independent qualified reserve evaluators engaged by the Company. We evaluated the methodology used by the independent qualified reserve evaluators to estimate area reserves for compliance with the applicable regulatory standards. We compared the current year actual production volumes, royalty obligations, operating and capital costs to those estimates used in the prior year estimate of proved reserves for a selection of CGUs to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of area reserves by comparing them to those published by other reserves engineering companies. We assessed the forecasted production volumes, royalty obligations, operating and capital costs assumptions used in the estimate of area reserves for a selection of CGUs by comparing them to historical results.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Calgary, Canada
March 4, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Baytex Energy Corp.
Opinion on Internal Control Over Financial Reporting
We have audited Baytex Energy Corp.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2026 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 4, 2026
4

Baytex Energy Corp.
Consolidated Statements of Financial Position
(thousands of Canadian dollars)

As at	Notes	December 31, 2025	December 31, 2024

ASSETS
Current assets
Cash	19	$953,113	$16,610
Trade receivables	15, 19	135,230	387,266
Prepaids and other assets		35,008	20,178
Financial derivatives	19	28,898	25,573
Assets held for sale	4	38,117	—
		1,190,366	449,627
Non-current assets
Exploration and evaluation assets	5	133,585	124,355
Oil and gas properties	6	1,918,435	6,921,168
Other plant and equipment		7,648	8,025
Lease assets	8	20,812	22,068
Prepaids and other assets	16	28,224	56,290
Deferred income tax asset	16	46,344	178,212
		$3,345,414	$7,759,745

LIABILITIES
Current liabilities
Trade payables	19	$236,373	$512,473
Share-based compensation liability	13	26,108	18,806
Dividends payable	12,19	17,268	17,598
Financial derivatives	19	2,406	—
Liabilities related to asset held for sale	4	23,710	—
Lease obligations	8	7,175	9,193
Asset retirement obligations	11	17,138	15,656
		330,178	573,726
Non-current liabilities
Other long-term liabilities		—	20,887
Share-based compensation liability	13	8,694	5,926
Financial derivatives	19	—	1,645
Credit facilities	9	1,138	324,346
Long-term notes	10	93,834	1,932,890
Lease obligations	8	15,844	15,459
Asset retirement obligations	11	506,677	625,295
Deferred income tax liability	16	—	88,561
		956,365	3,588,735

SHAREHOLDERS’ EQUITY
Shareholders' capital	12	6,072,562	6,137,479
Contributed surplus		397,681	361,854
Accumulated other comprehensive income		13,356	1,093,261
Deficit		(4,094,550)	(3,421,584)
		2,389,049	4,171,010
		$3,345,414	$7,759,745
Subsequent events (notes 4 and 12) and Commitments and Contingencies (note 21)
See accompanying notes to the consolidated financial statements.

/s/ Jennifer A. Maki	/s/ Don G. Hrap
Jennifer A. Maki	Don G. Hrap
Director, Baytex Energy Corp.	Director, Baytex Energy Corp.

Baytex Energy Corp.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares)

Years Ended December 31	Notes	2025	2024 Revised (1)

Revenue, net of royalties
Petroleum and natural gas sales	15	$1,684,648	$1,874,046
Royalties		(203,833)	(261,205)
		1,480,815	1,612,841

Expenses
Operating		334,317	336,069
Transportation		83,697	84,211
Blending and other		234,990	263,943
General and administrative		67,903	58,363
Transaction costs		—	1,539
Exploration and evaluation	5	5,534	779
Depletion and depreciation		484,932	483,314
Impairment	6	148,000	—
Share-based compensation	13	24,041	11,871
Financing and interest	17	322,017	244,951
Financial derivatives loss (gain)	19	17,071	(2,101)
Foreign exchange (gain) loss	18	(94,019)	155,895
Gain on dispositions		(2,528)	(4,134)
Other expense (income)		7,970	(5,141)
		1,633,925	1,629,559
Net loss before income taxes from continuing operations		(153,110)	(16,718)

Income taxes	16
Current income tax expense		9,721	17,821
Deferred income tax expense		114,014	62,914
		123,735	80,735
Net loss from continuing operations		$(276,845)	$(97,453)
Net (loss) income from discontinued operations	7	$(326,934)	$334,050
Net (loss) income		$(603,779)	$236,597

Other comprehensive (loss) income
Foreign currency translation adjustment		(213,231)	402,344
Reclassification of cumulative foreign currency translation of discontinued foreign operations	7	(866,674)	—
Comprehensive (loss) income		$(1,683,684)	$638,941

Net (loss) income per common share
Continuing operations - basic		$(0.36)	$(0.12)
Discontinued operations - basic		$(0.43)	$0.41
Net (loss) income per share - basic		$(0.78)	$0.29

Continuing operations - diluted		$(0.36)	$(0.12)
Discontinued operations - diluted		$(0.43)	$0.41
Net (loss) income per share - diluted		$(0.78)	$0.29

Weighted average common shares	14
Basic		769,180	803,435
Diluted		769,180	807,711
(1)Comparative period has been revised to reflect current period presentation. See Note 7 for additional information.

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Changes in Equity
(thousands of Canadian dollars)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards	12	1,167	—	—	—	1,167
Repurchase of common shares for cancellation	12	(390,977)	168,777	—	—	(222,200)
Dividends declared	12	—	—	—	(71,985)	(71,985)
Comprehensive income		—	—	402,344	236,597	638,941
Balance at December 31, 2024		$6,137,479	$361,854	$1,093,261	$(3,421,584)	$4,171,010
Vesting of share awards	12	330	—	—	—	330
Repurchase of common shares for cancellation	12	(65,247)	35,827	—	—	(29,420)
Dividends declared	12	—	—	—	(69,187)	(69,187)
Comprehensive loss		—	—	(213,231)	(603,779)	(817,010)
Reclassification of cumulative foreign currency translation of discontinued foreign operations	7	—	—	(866,674)	—	(866,674)
Balance at December 31, 2025		$6,072,562	$397,681	$13,356	$(4,094,550)	$2,389,049

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

Years Ended December 31	Notes	2025	2024

CASH PROVIDED BY (USED IN):
Operating activities
Net (loss) income		$(603,779)	$236,597
Adjustments for:
Unrealized foreign exchange (gain) loss	18	(88,538)	153,930
Exploration and evaluation	5	5,534	779
Depletion and depreciation		1,264,692	1,385,910
Impairment	6	148,000	—
Non-cash financing and accretion	17	170,886	62,270
Unrealized financial derivatives gain	19	(2,564)	(654)
Loss on dispositions		508,080	1,220
Costs of disposal	7	(26,383)	—
Deferred income tax expense	16	112,241	114,927
Asset retirement obligations settled	11	(20,318)	(28,793)
Change in non-cash working capital	20	18,111	(17,922)
Cash flows from operating activities		1,485,962	1,908,264

Financing activities
Decrease in credit facilities	9	(334,253)	(539,676)
Debt issuance costs		(2,997)	(25,023)
Payments on lease obligations	8	(13,272)	(15,510)
Net proceeds from issuance of long-term notes	10	—	780,936
Redemption of long-term notes	10	(1,879,806)	(580,913)
Repurchase of common shares	12	(29,420)	(222,200)
Dividends declared	12	(69,187)	(71,985)
Change in non-cash working capital	20	(1,620)	6,200
Cash flows used in financing activities		(2,330,555)	(668,171)

Investing activities
Additions to exploration and evaluation assets	5	(930)	—
Additions to oil and gas properties	6	(1,205,141)	(1,256,633)
Additions to other plant and equipment		(2,281)	(5,370)
Additions to assets held for sale	4	(38,117)	—
Advances received for assets held for sale	4	23,334	—
Property acquisitions		(32,018)	(52,415)
Proceeds from dispositions, net of cash disposed		3,018,427	46,495
Change in non-cash working capital	20	17,822	(11,375)
Cash flows from (used in) investing activities		1,781,096	(1,279,298)

Change in cash		936,503	(39,205)
Cash, beginning of year		16,610	55,815
Cash, end of year		$953,113	$16,610

Supplementary information
Interest paid		$202,494	$200,218
Income taxes paid		$22,094	$19,430

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.    REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The material accounting policies set forth below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 4, 2026.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of certain fair value measurements noted in the material accounting policies set forth below. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or where otherwise indicated.

The Company's Canadian operations are presented herein as continuing operations and its U.S. operations have been classified and presented as discontinued operations. A segment note is no longer presented as there is only one operating segment remaining at period end. See Note 7 - "Discontinued Operations" for additional information.

Measurement Uncertainty and Judgments

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids ("NGL") reserves, the recoverable amount of long-lived assets or cash-generating units ("CGUs"), the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. These judgments, estimates and assumptions are based on all relevant information available, including considerations related to various regulatory and legislative requirements, to the Company at the time of financial statement preparation. Actual results could be materially different from those estimates as the effect of future events cannot be determined with certainty. Revisions to estimates are recognized prospectively. The key areas of judgment or estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, and expenses are discussed below.

Reserves

The Company uses estimates of oil, natural gas and NGL reserves in the calculation of depletion, evaluating the recoverability of deferred income tax assets and in the estimation of recoverable amount for non-financial assets. The process to estimate reserves is complex and requires significant judgment. Estimates of the Company's reserves are evaluated annually by an independent qualified reserves evaluator and represent the estimated recoverable quantities of oil, natural gas and NGL reserves and the related cash flows. This evaluation of reserves is prepared in accordance with the reserves definition contained in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.

Estimates of economically recoverable oil, natural gas and NGL reserves and the related cash flows are based on a number of factors and assumptions. Changes to estimates and assumptions such as forecasted commodity prices, production volumes, capital and operating costs and royalty obligations could have a significant impact on reported reserves. Other estimates include ultimate reserve recovery, marketability of oil and natural gas and other geological, economic and technical factors. Changes in the Company's reserves estimates can have a significant impact on the calculation of depletion, the recoverability of deferred income tax assets and in the estimation of recoverable amount estimates for non-financial assets.

Cash-generating Units

The Company's oil and gas properties are aggregated into CGUs which are the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The aggregation of assets in CGUs requires management judgment and is based on geographical proximity, shared infrastructure and similar exposure to market risk.

Identification of Impairment or Impairment Reversal Indicators

Judgment is required to assess when indicators of impairment or impairment reversal exist and when a calculation of the recoverable amount is required. The CGUs comprising oil and gas properties are reviewed at each reporting date to assess whether there is any indication of impairment or impairment reversal. These indicators can be internal such as changes in estimated proved plus probable oil and gas reserves and internally estimated oil and gas resources, or external such as market conditions impacting discount rates or market capitalization. The assessment for each CGU considers significant changes in the forecasted cash flows including reservoir performance, the number of development locations and timing of development, forecasted commodity prices, production volumes, capital and operating costs and royalty obligations.

Measurement of Recoverable Amounts

If indicators of impairment or impairment reversal are determined to exist, the recoverable amount of an asset or CGU is calculated based on the higher of value-in-use ("VIU") and fair value less cost of disposal ("FVLCD"). These calculations require the use of estimates and assumptions including cash flows associated with proved plus probable oil and gas reserves and the discount rate used to present value future cash flows. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets.

Asset Retirement Obligations

The Company's provision for asset retirement obligations is based on estimated costs to abandon and reclaim wells and facilities, the estimated time period during which these costs will be incurred in the future, and risk-free discount rates and inflation rates derived from observable market data. The provision for asset retirement obligations represents management's best estimate of the present value of the future abandonment and reclamation costs required under current regulatory requirements. The timing of asset retirement obligation expenditures may occur earlier than estimated. The timing of asset retirement obligations is supported by externally evaluated reserves with consideration by the Company of regulatory requirements.

Income Taxes

Tax regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change and there are differing interpretations requiring management judgment. Income tax filings are subject to audit and re-assessment and changes in facts, circumstances and interpretations of the applicable legislative requirements may result in a material change to the Company's provision for income taxes.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released voluntary standards for reporting periods starting on or after January 1, 2025 that are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators ("CSA") have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. In April 2025, the CSA announced it is pausing development of new sustainability reporting requirements to allow issuers to adapt to recent developments in the U.S. and globally. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

3.    MATERIAL ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies to obtain benefits from its activities. Intercompany transactions are eliminated in preparation of the consolidated financial statements.

Many of the Company's exploration, development and production activities are conducted through jointly owned assets. The consolidated financial statements include the Company's proportionate share of the assets, liabilities, revenues and expenses generated by jointly owned assets.

Revenue Recognition

Revenue from the sale of light oil and condensate, heavy oil, NGL, and natural gas is recognized based on the consideration specified in contracts with customers. Baytex recognizes revenue by unit of production and when control of the product transfers to the customer and collection is reasonably assured. This is generally at the point in time when the customer obtains legal title to the product and it is physically transferred to the customer at the agreed upon delivery point.

Contracts are evaluated based on the nature of the performance obligations, including the Company’s role as either principal or agent. Where the Company acts as principal and has primary responsibility for the transaction, revenue is recognized on a gross basis. Where the Company acts as agent, revenue is recognized on a net basis.

The transaction price for variable price contracts is based on a representative commodity price index, and typically includes adjustments for quality, location, delivery method, or other factors depending on the agreed upon terms of the contract. The amount of revenue recorded varies depending on the grade, quality and quantities of oil or natural gas transferred to customers. Market conditions, which impact the Company's ability to negotiate certain components of the transaction price, can also cause the amount of revenue recorded to fluctuate from period to period.

Pipeline tariffs, tolls and fees charged to other entities for the use of pipelines and facilities owned by Baytex are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Pipeline tariffs, tolls and fees charged to other entities that are from contracts with customers are recognized in revenue when the related services are provided.

Exploration and Evaluation ("E&E") Assets

Once the legal right to explore has been acquired, costs directly associated with an exploration program are capitalized as E&E assets until results of the exploration program have been evaluated. Costs capitalized as E&E assets include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing of initial production results.

E&E expenditures are costs incurred in an area where technical feasibility and commercial viability has not yet been determined. The technical feasibility and commercial viability is dependent on whether extracting petroleum and natural gas resources is demonstrable. If the asset is determined not to be technically feasible or commercially viable the accumulated E&E assets associated with the exploration project are charged to E&E expense in the period the determination is made.

Upon determination of technical feasibility and commercial viability, as evidenced by demonstrating the ability to extract mineral resources and management's intention to develop the E&E asset, the accumulated costs associated with the exploration project are tested for impairment and transferred to oil and gas properties.

Oil and Gas Properties

Oil and gas properties are initially recorded at cost and include the costs to acquire, develop, complete geological and geophysical surveys, drill and complete wells for production, and construct and install infrastructure including wellhead equipment and processing facilities.

Oil and gas properties includes costs related to planned major inspection, overhaul and turnaround activities to maintain items of oil and gas properties and benefit future years of operations. Replacements outside of a major inspection, overhaul or turnaround are recognized as oil and gas properties when it is probable the economic benefits of the replacement will be realized by the Company in the future. The carrying amount of any replaced or disposed item of oil and gas properties is derecognized. Repair and maintenance costs incurred for servicing an item of oil and gas properties is recorded as operating expense as incurred.

Depletion

The costs associated with oil and gas properties are depleted on a unit-of-production basis by depletable area over proved plus probable reserves once commercial production has commenced. Forecasted capital costs required to bring proved plus probable reserves into production are included in the depletable base. For purposes of the depletion calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil equivalent.

Impairment or Impairment Reversal

Non-financial Assets

The Company reviews its oil and gas properties and E&E assets at a CGU level for indicators of impairment or impairment reversal at the end of each reporting period. E&E assets are also assessed for impairment upon transfer to oil and gas properties. The recoverable amount of the asset is estimated if indicators of impairment or impairment reversal exist.

When reviewing for indicators of impairment or impairment reversal, and testing for impairment or impairment reversal when indicators have been identified, assets are grouped together at a CGU level. The recoverable amount of an asset or CGU is the higher of its FVLCD and its VIU. The determination of recoverable amount includes estimates of proved plus probable oil and gas reserves and the associated cash flows. Factors that impact these cash flows include forecasted CGU production volumes, royalty obligations, operating costs, capital costs, commodity prices, taxes, along with inflation and discount rates used to estimate present value. FVLCD is the amount that would be obtained from the sale of an asset or CGU in an arm's length transaction. In determining FVLCD, recent comparable market transactions are considered if available. In the absence of such transactions, an appropriate valuation model is used. VIU is assessed using the present value of the estimated future cash flows of the asset or CGU. The estimated future cash flows are adjusted for risks specific to the asset or CGU and are discounted using a discount rate based on the Company’s weighted average cost of capital adjusted for risks specific to the CGU.

Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment reduces the carrying amount of the individual assets in the CGU on a pro-rata basis.

Impairments may be reversed for all CGUs and individual assets when there is indication that a previously recognized impairment may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. An impairment may be reversed only to the extent that the CGU’s revised carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and depletion, had no impairment been recognized.

Impairments and impairment reversals are recorded in net income or loss in the period the impairment or impairment reversal occurs.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding right-of-use asset ("lease asset") are recognized at the commencement of the lease. The present value of the lease obligation is based on the future lease payments and is discounted using the Company's incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with similar characteristics. The lease asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs, on commencement of the lease. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term.

Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

Asset Retirement Obligations

The Company recognizes asset retirement obligations when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and facilities using existing technology and the estimated time period during which these costs will be incurred in the future.

Asset retirement obligations are recognized for future asset retirement costs associated with the abandonment and reclamation of the Company's E&E assets and oil and gas properties. Asset retirement obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, discounted using the risk-free rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted over its useful life. The asset retirement obligation is accreted until the date of expected settlement of the retirement obligation and is recognized within financing and interest expense in net income or loss. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows or the discount rates are recognized as changes in the asset retirement obligation provision and related asset at each reporting date.

Foreign Currency Translation

Foreign Transactions

Transactions in foreign currencies are translated to Canadian dollars at the exchange rates prevailing at the time of the transactions. Foreign currency assets and liabilities are translated to Canadian dollars at the period-end exchange rate and revenue and expenses are translated to Canadian dollars using the average exchange rate for the period. Realized and unrealized gains and losses resulting from the settlement or translation of foreign currency transactions are included in net income or loss.

Foreign Operations

The Company had U.S operations owned via U.S. subsidiaries. The assets and liabilities of foreign operations are translated to Canadian dollars at exchange rates in effect at the period-end exchange rate. Revenue and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. Foreign exchange differences are included in other comprehensive income or loss. The cumulative foreign currency translation differences are reclassified from shareholders' equity to net income or loss upon discontinuation of the foreign operations.

Financial Instruments

Financial assets are initially classified into two categories: measured at amortized cost or fair value through profit or loss (“FVTPL”).

The measurement category for each class of financial asset and financial liability is set forth in the following table.

Financial Instrument	Classification
Cash	Amortized cost
Trade receivables	Amortized cost
Financial derivatives	Fair value through profit or loss
Trade payables	Amortized cost
Dividends payable	Amortized cost
Credit facilities	Amortized cost
Long-term notes	Amortized cost

Debt issuance costs related to the amendment of the Company's credit facilities or the issuance of long-term notes are capitalized and amortized as financing costs over the term of the credit facilities or long-term notes. For a financial asset or a financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to, or deducted from, the fair value on initial recognition and amortized through net income or loss over the term of the financial instrument. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or a financial liability classified as FVTPL are expensed at inception of the contract.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company has not designated its financial derivative contracts as effective accounting hedges, and therefore has not applied hedge accounting. As a result, the Company applies the fair value method of accounting for all derivative instruments. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income or loss when incurred.

The Company accounts for its physical delivery sales contracts as executory contracts. These contracts are entered into and held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements. As such, these contracts are not considered to be derivative financial instruments and are not recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income or loss, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period. The Company recognizes the financial statement impact of a tax filing position when it is probable that the position will be upheld. The asset or liability is measured based on an assessment of probable outcomes and their associated probabilities.

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced or increased to the extent that it is no longer probable or becomes probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Tax regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change and there are differing interpretations requiring management judgment. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods, which requires management judgment. Income tax filings are subject to audit and re-assessment and changes in facts, circumstances and interpretations of the standards may result in a material change to the Company's provision for income taxes.

Assets Held for Sale

Assets are classified as held for sale if it is highly probable their carrying amounts will be recovered through a sale rather than through future operating cash flows. This conditions is met when the sale is highly probable and the asset is available for immediate sale in its present condition. Immediately before the assets are classified as held for sale, they are assessed for indicators of impairment or reversal of impairment and are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment charges are recognized in net income or loss. Assets held for sale and their associated liabilities are classified as current assets and any liabilities associated with assets held for sale are classified as current liabilities.

Future Accounting Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a more defined structure to the statements of income or loss and comprehensive income or loss, including new categories of income and expenses, defined subtotals, and required disclosure of management‑defined performance measures. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, and the Company has determined that the impact from this amendment is immaterial.

4.    ASSETS HELD FOR SALE

In March 2025, Gibson Energy Inc. ("Gibson") and Baytex entered into a 15-year take-or-pay agreement under which Baytex constructed certain oil and gas infrastructure funded by Gibson over the period of construction. As at December 31, 2025, construction was complete, with $38.1 million of construction costs incurred, $23.3 million of advances received from Gibson and $0.4 million of construction payables outstanding. The oil and gas infrastructure assets were classified as assets held for sale at December 31, 2025 at their carrying value, which is equivalent to the fair value less costs to sell.

In February 2026, ownership transferred to Gibson upon completion and acceptance in accordance with the Construction and Conveyance Agreement. No gain or loss was recognized on transfer as the assets were sold at cost.

5.    EXPLORATION AND EVALUATION ASSETS

	December 31, 2025	December 31, 2024
Balance, beginning of year	$124,355	$90,919
Capital expenditures	930	—
Property acquisitions	34,148	39,355
Divestitures	(8,577)	(2,009)
Exploration and evaluation expense	(5,534)	(779)
Transfers to oil and gas properties (note 6)	(11,737)	(3,131)
Balance, end of year	$133,585	$124,355

At December 31, 2024 and 2025, the Company assessed its exploration and evaluation assets for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its CGUs.

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Capital expenditures	1,256,633	—	1,256,633
Property acquisitions	16,437	—	16,437
Transfers from exploration and evaluation assets (note 5)	3,131	—	3,131
Transfers from lease assets (note 8)	8,210	—	8,210
Change in asset retirement obligations (note 11)	25,253	—	25,253
Divestitures	(187,103)	135,742	(51,361)
Foreign currency translation	794,766	(378,871)	415,895
Depletion	—	(1,372,063)	(1,372,063)
Balance, December 31, 2024	$17,443,344	$(10,522,176)	$6,921,168
Capital expenditures	1,205,141	—	1,205,141
Property acquisitions	2,147	—	2,147
Transfers from exploration and evaluation assets (note 5)	11,737	—	11,737
Change in asset retirement obligations (note 11)	(11,311)	—	(11,311)
Divestitures (note 7)	(10,838,470)	6,250,607	(4,587,863)
Impairment loss	—	(148,000)	(148,000)
Foreign currency translation	(450,006)	230,586	(219,420)
Depletion (1)	—	(1,255,164)	(1,255,164)
Balance, December 31, 2025	$7,362,582	$(5,444,147)	$1,918,435
(1)Inclusive of depletion expense related to continuing operations of $480.0 million (2024 - $473.8 million) and discontinued operations $775.1 million (2024 - $898.3 million).

At December 31, 2025, the Company assessed its oil and gas properties for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for three of five CGUs. The Company identified indicators of impairment for oil and gas properties in its Viking CGU due to negative technical revisions in proved plus probable reserves. The recoverable amount for the Viking CGU was not sufficient to support its carrying value which resulted in an impairment of $148.0 million recorded at December 31, 2025. The Company identified indicators of impairment reversal for oil and gas properties in its Lloydminster CGU due to a decrease in the asset-specific discount rate. The recoverable amount for the Lloydminster CGU supports its carrying value and no impairment reversal was recorded at December 31, 2025. The recoverable amount is based on a fair value less costs of disposal model using estimated cash flows associated with proved plus probable reserves from an independent reserve report prepared as at December 31, 2025 utilizing a discount rate based on Baytex's corporate weighted average cost of capital adjusted for asset specific factors. The after-tax discount rates applied to the cash flows were between 12% and 14%.

At December 31, 2025, the recoverable amount of the Viking and Lloydminster CGUs were calculated using the following benchmark reference prices for the years 2026 to 2035 adjusted for commodity differentials specific to the CGUs. The prices and costs subsequent to 2035 have been adjusted for inflation at an annual rate of 2.0%.

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
WTI crude oil (US$/bbl)	59.92	65.10	70.28	71.93	73.37	74.84	76.34	77.87	79.42	81.01
WCS heavy oil ($/bbl)	65.13	70.43	76.90	78.71	80.29	81.90	83.53	85.20	86.91	88.65
Edmonton par oil ($/bbl)	77.54	83.60	90.17	92.32	94.17	96.06	97.98	99.93	101.93	103.97
AECO gas ($/mmbtu)	3.00	3.30	3.49	3.58	3.65	3.72	3.80	3.88	3.95	4.03

The following table demonstrates the sensitivity of the estimated recoverable amount of the Lloydminster and Viking CGUs to reasonably possible changes in key assumptions inherent in the calculation.

	Recoverable amount	Impairment loss (reversal)	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Lloydminster CGU	$327,216	$—	$27,250	$82,500	$500
Viking CGU	407,201	148,000	19,000	45,500	3,500

At December 31, 2024, the Company assessed its oil and gas properties for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its CGUs.

7.    DISCONTINUED OPERATIONS

On December 19, 2025, the Company completed the disposition of the operated and non-operated assets in its Eagle Ford CGUs. The Eagle Ford CGUs represent a geographical area of the Company's operations, therefore, its results have been classified as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Upon disposition of the Company's U.S. operations, the cumulative foreign currency translation recognized in accumulated other comprehensive income of $866.7 million was reclassified from shareholders' equity to net income or loss.

The following table summarizes the Company's financial results from discontinued operations:

Years Ended December 31	2025	2024

Revenue, net of royalties
Petroleum and natural gas sales	$1,888,524	$2,334,909
Royalties	(508,305)	(618,881)
	1,380,219	1,716,028

Expenses
Operating	292,424	317,880
Transportation	45,683	48,931
General and administrative	35,622	23,383
Depletion and depreciation	779,760	902,596
Share-based compensation	9,268	6,001
Financing and interest	22,985	23,423
Foreign exchange gain	(3,624)	—
Loss on dispositions	—	5,354
Other income	(4,061)	(1,548)
	1,178,057	1,326,020
Net income before income taxes - operations	202,162	390,008
Income taxes - operations
Current income tax (recovery) expense - operations	(8,485)	3,945
Deferred income tax (recovery) expense - operations	(1,773)	52,013
	(10,258)	55,958
Net income - operations	$212,420	$334,050
Loss on disposition after tax	(539,354)
Net (loss) income - discontinued operations	$(326,934)	$334,050

	USD	CAD (1)
Consideration
Total cash consideration received	$2,188,322	$3,011,897
Costs to sell	(19,169)	(26,383)
Net consideration received	$2,169,153	$2,985,514

Net assets disposed
Oil and gas properties	$(3,320,890)	$(4,570,708)
Cash	(3,543)	(4,876)
Working capital (2)	35,817	49,299
Lease assets	(6,372)	(8,771)
Lease obligations	6,983	9,611
Asset retirement obligations	65,698	90,424
Deferred income tax liability	52,476	72,225
Carrying value of net assets disposed	$(3,169,831)	$(4,362,796)
Loss on disposition before reclassification of foreign currency translation	(1,000,678)	(1,377,282)
Current income tax expense - disposition	(20,758)	(28,746)
Reclassification of cumulative foreign currency translation of discontinued foreign operations	—	866,674
Loss on disposition after tax	$(1,021,436)	$(539,354)
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.37635.
(2)Working capital includes $193.8 million (US$140.8 million) of trade receivables, $4.7 million (US$3.4 million) of prepaids and other assets, and $247.8 million (US$180.1 million) of trade payables and share-based compensation liability.

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

Years Ended December 31	2025	2024

Cash provided by (used in) discontinued operations:
Operating activities	$940,645	$1,280,427
Financing activities	(207,371)	(85,592)
Investing activities	2,371,215	(787,098)
Increase in cash from discontinued operations	$3,104,489	$407,737

8.    LEASES

Lease Assets

Baytex had the following right-of-use assets:

	Office Leases	Field Equipment	Vehicles and Other	Total
Balance, December 31, 2023	$15,226	$12,029	$890	$28,145
Additions	157	7,290	423	7,870
Modifications	—	1,752	267	2,019
Depreciation	(2,650)	(5,093)	(850)	(8,593)
Transfers to oil and gas properties (note 6)	—	(8,210)	—	(8,210)
Foreign currency translation	358	475	4	837
Balance, December 31, 2024	$13,091	$8,243	$734	$22,068
Additions	106	17,918	1,052	19,076
Dispositions	(2,896)	(5,865)	(8)	(8,769)
Modifications	(1,904)	4,579	(68)	2,607
Depreciation	(2,393)	(10,642)	(760)	(13,795)
Foreign currency translation	(159)	(216)	—	(375)
Balance, December 31, 2025	$5,845	$14,017	$950	$20,812

Lease Obligations

Baytex had the following future commitments associated with its lease obligations:

	December 31, 2025	December 31, 2024
Less than 1 year	$8,487	$10,788
1 - 3 years	10,690	9,175
3 - 5 years	7,097	7,200
After 5 years	—	1,928
Total lease payments	$26,274	$29,091
Amounts representing interest over the term of the lease	(3,255)	(4,439)
Present value of net lease payments	$23,019	$24,652
Less current portion of lease obligations	7,175	9,193
Non-current portion of lease obligations	$15,844	$15,459

The Company recorded interest expense related to its lease obligations of $1.3 million and recorded lease payments, excluding interest, of $13.3 million for the year ended December 31, 2025 ($1.3 million and $15.5 million, respectively for the year ended December 31, 2024).

9.    CREDIT FACILITIES

	December 31, 2025	December 31, 2024
Credit facilities - U.S. dollar denominated (1)	$1,400	$206,826
Credit facilities - Canadian dollar denominated	—	134,381
Credit facilities - principal (2)	$1,400	$341,207
Unamortized debt issuance costs	(262)	(16,861)
Credit facilities	$1,138	$324,346
(1)U.S. dollar denominated credit facilities balance was US$1.0 million as at December 31, 2025 (December 31, 2024 - US$143.6 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2024 to December 31, 2025 is the result of net repayments of $334.3 million and a decrease in the reported amount of U.S. denominated debt of $5.6 million due to foreign exchange.

On December 19, 2025, concurrent with the closing of the Eagle Ford asset sale, Baytex modified its credit facilities (the "Credit Facilities") to decrease the committed amount to $750 million from US$1.1 billion and extend its maturity to June 27, 2030 from June 27, 2029. There were no changes to the financial covenants as a result of the modification. The Credit Facilities modification was considered significant and the related debt issuance costs were written off to financing and interest in the period.

At December 31, 2025, Baytex had $750 million of revolving credit facilities that mature on June 27, 2030. The Credit Facilities are secured and are comprised of a $50 million operating loan and a $700 million syndicated revolving loan.

The Credit Facilities contain standard commercial covenants, in addition to the financial covenants detailed below, related to debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an event of default, at which point the carrying value of the debt could become repayable within a 12-month period after the reporting date. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

Advances under the Baytex Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, Canadian Overnight Repo Rate Average rates or Secured Overnight Financing Rates, plus applicable margins.

The weighted average interest rate on the Credit Facilities was 6.7% for the year ended December 31, 2025 (7.6% for the year ended December 31, 2024).

The following table summarizes the financial covenants applicable to the Credit Facilities and the Company's compliance therewith at December 31, 2025.

Covenant Description	Position as at December 31, 2025	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.0:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	4.4:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	0.1:1.0	4.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at December 31, 2025, the Company's Senior Secured Debt totaled $5.8 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material dispositions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the year ended December 31, 2025 was $712.4 million.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material dispositions as if they had occurred at the beginning of the twelve month period. Financing and interest expenses for the year ended December 31, 2025 was $160.1 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at December 31, 2025, the Company's Total Debt totaled $101.7 million of principal amounts outstanding.

At December 31, 2025, Baytex had $4.4 million of outstanding letters of credit (December 31, 2024 - $5.8 million outstanding).

10.    LONG-TERM NOTES

	December 31, 2025	December 31, 2024
8.50% notes due April 30, 2030 (1)	$—	$1,152,360
7.375% notes due March 15, 2032 (2)	95,947	828,259
Total long-term notes - principal (3)	$95,947	$1,980,619
Unamortized debt issuance costs	(2,113)	(47,729)
Total long-term notes - net of unamortized debt issuance costs	$93,834	$1,932,890
(1)The 8.50% notes were fully repaid on December 22, 2025. The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at December 31, 2024.
(2)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$70.0 million as at December 31, 2025 (December 31, 2024 - US$575.0 million).
(3)The decrease in the principal amount of long-term notes outstanding from December 31, 2024 to December 31, 2025 is the result of the repurchase and cancellation of US$1.3 billion ($1.8 billion) and changes in the reported amount of U.S. denominated debt of $90.2 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

During the year ended December 31, 2025, Baytex repurchased and cancelled US$800.0 million principal amount of the 8.50% Senior Notes at 105.205% of par value and US$505.0 million principal amount of the 7.375% Senior Notes at 103.807% of par value and recorded an early redemption expense of $85.4 million.

On April 1, 2024, Baytex closed a private offering of the US$575.0 million aggregate principal amount of senior unsecured notes due 2032 ("7.375% Senior Notes"), of which US$70.0 million is outstanding as of December 31, 2025. The 7.375% Senior Notes were priced at 99.266% of par to yield 7.500% per annum, bear interest at a rate of 7.375% per annum and mature on March 15, 2032. The 7.375% Senior Notes are redeemable at our option, in whole or in part, at specified redemption prices on or after March 15, 2027 and will be redeemable at par from March 15, 2029 to maturity. During 2024, Baytex recorded early redemption expense of $24.4 million which is the call premium paid on the redemption of the 8.75% Senior Notes.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an event of default, at which point the carrying value of the debt could become repayable within a 12 month period after the reporting date. These standard commercial covenants do not prohibit the incurrence of indebtedness under the Credit Facilities, as long as the total debt incurred, including the Credit Facilities, does not exceed a specified threshold. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

11.    ASSET RETIREMENT OBLIGATIONS

	December 31, 2025	December 31, 2024
Balance, beginning of year	$640,951	$623,399
Liabilities incurred (1)	20,794	32,635
Liabilities settled	(20,318)	(28,793)
Liabilities acquired from property acquisitions	—	814
Liabilities divested (note 7)	(104,223)	(9,482)
Accretion	23,012	21,226
Change in estimate (1)	(7,442)	10,113
Changes in discount rates and inflation rates (1)(2)	(24,663)	(17,495)
Foreign currency translation	(4,296)	8,534
Balance, end of year	$523,815	$640,951
Less current portion of asset retirement obligations	17,138	15,656
Non-current portion of asset retirement obligations	$506,677	$625,295
(1)The total of these items reflects the total change in asset retirement obligations of $11.3 million per Note 6 - Oil and Gas Properties ($25.3 million increase in 2024).
(1)The discount and inflation rates used to calculate the liability at December 31, 2025 were 3.9% and 2.0% respectively (December 31, 2024 - 3.3% and 1.8%). The discount and inflation rates used prior to the closing of the sale of our U.S. operations on December 19, 2025 were 4.8% and 2.3%, respectively (December 31, 2024 - 4.0% and 2.3%).

At December 31, 2025, the undiscounted, uninflated amount of estimated cash flows required to settle the asset retirement obligations is $674.9 million (December 31, 2024 - $845.0 million). At December 31, 2025, the undiscounted, inflated amount of estimated cash flows required to settle the asset retirement obligations is $915.0 million (December 31, 2024 - $1.2 billion). The discounted amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2025 is $523.8 million (December 31, 2024 - $641.0 million), with expenditures expected to be incurred over the next 52 years. The estimated timing of these cash flows is summarized in the following table.

	Total	2026-2030	2031-2035	2036-2040	2041 and beyond
Asset retirement obligations	$523,815	$83,024	$151,350	$107,635	$181,806

12.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2025, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(48,363)	(390,977)
Balance, December 31, 2024	773,590	$6,137,479
Vesting of share awards	112	330
Common shares repurchased and cancelled	(8,134)	(65,247)
Balance, December 31, 2025	765,568	$6,072,562

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 24, 2025, Baytex announced that the TSX accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 66.2 million common shares over the 12-month period commencing July 2, 2025, which represents 10% of the Company's public float, as defined by the TSX, as at June 18, 2025. Baytex obtained an exemption order from the Canadian securities regulators which permits the company to purchase its common shares through the NYSE and other U.S.-based trading systems. On June 18, 2025, Baytex had 768.3 million common shares outstanding.

During the year ended December 31, 2025, Baytex recorded $29.4 million related to common share repurchases, which includes $28.9 million of consideration paid for the repurchase and cancellation of common shares as well as $0.5 million of federal tax levied on equity repurchases.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the year ended December 31, 2025, Baytex repurchased and cancelled 8.1 million common shares at an average price of $3.55 per share for total consideration of $28.9 million. During 2024, Baytex repurchased and cancelled 48.4 million common shares at an average price of $4.50 per share for total consideration of $217.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

During the year ended December 31, 2025, Baytex recorded a $0.5 million liability related to the 2% federal tax on equity repurchases (December 31, 2024 - $4.3 million), which is charged to shareholders’ capital.

Dividends

The following dividends were declared by Baytex during the year ended December 31, 2025:

Record Date	Payable Date	Per Share Amount	Dividend Amount
March 14, 2025	April 1, 2025	$0.0225	$17,289
June 13, 2025	July 2, 2025	0.0225	17,304
September 15, 2025	October 1, 2025	0.0225	17,326
December 15, 2025	January 2, 2026	0.0225	17,268
Total dividends declared			$69,187

On March 4, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on April 1, 2026 for shareholders of record on March 13, 2026.

13.    SHARE-BASED COMPENSATION PLAN
For the year ended December 31, 2025, the Company recorded share-based compensation expense of $24.0 million ($11.9 million for the year ended December 31, 2024) which is related to the cash-settled awards for continuing operations. For the year ended December 31, 2025, the Company recorded share-based compensation expense of $9.3 million ($6.0 million for the year ended December 31, 2024) which is related to the cash-settled awards for discontinued operations.

The Company's closing share price on December 31, 2025 was $4.44 (December 31, 2024 - $3.70).

The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not exceed 3.8% of the then-issued and outstanding common shares.

Liabilities associated with cash-settled awards are determined based on the fair value of the award at grant date and are subsequently revalued at each period end until the date of settlement. This valuation incorporates the period-end share price, the number of awards outstanding at each period end, and certain management estimates, such as estimated forfeitures and the performance multiplier, if applicable. Share-based compensation expense related to cash-settled awards is recognized in the consolidated statements of income or loss and comprehensive income or loss over the relevant service period with a corresponding increase or decrease in share-based compensation liability. Classification of the associated short-term and long-term liabilities is dependent on the expected payout dates of the individual awards.

Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "Share Awards") may be granted to directors, officers and employees of the Company and its subsidiaries. Pursuant to the Share Award Incentive Plan, Baytex has the option to settle amounts payable related to Share Awards in cash on the settlement date.

A restricted award entitles the holder of each award to receive one common share of Baytex per restricted award or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares per performance award or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The multiplier is dependent on the performance of the Company relative to predefined corporate performance measures for a particular period. The number of Share Awards is adjusted to account for the payment of dividends from the grant date to the applicable issue date. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date and are expensed over the vesting period using the graded vesting method. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of Share Awards granted during the year ended December 31, 2025 was $2.92 per restricted and performance award ($4.24 for the year ended December 31, 2024).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date and are expensed over the vesting period using the graded vesting method. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the year ended December 31, 2025 was $2.93 per incentive award ($4.34 for the year ended December 31, 2024).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the year ended December 31, 2025 was $2.88 per DSU award ($4.46 for the year ended December 31, 2024).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	Director Share Units	Total
Balance, December 31, 2023	2,279	3,355	4,483	1,245	11,362
Granted	13	2,416	3,671	335	6,435
Added by performance factor	—	524	—	—	524
Vested	(1,457)	(2,449)	(2,577)	(162)	(6,645)
Forfeited	(9)	(364)	(302)	—	(675)
Balance, December 31, 2024	826	3,482	5,275	1,418	11,001
Granted	5	3,905	5,927	528	10,365
Forfeited by performance factor	—	(243)	—	—	(243)
Vested	(804)	(2,113)	(3,798)	—	(6,715)
Forfeited	(4)	(191)	(1,952)	—	(2,147)
Balance, December 31, 2025	23	4,840	5,452	1,946	12,261

14.    PER SHARE AMOUNTS
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

The following table summarizes the weighted average common shares used in calculating net income or loss per share.

	Years Ended December 31
(000s)	2025	2024
Weighted average common shares - basic	769,180	803,435
Dilutive effect of share-based compensation	—	4,276
Weighted average common shares - diluted	769,180	807,711

For the year ended December 31, 2025, all share awards were excluded from the calculation of diluted loss per share as their effect was anti-dilutive given the Company recorded a loss. For the year ended December 31, 2024, no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

15.    PETROLEUM AND NATURAL GAS SALES
Petroleum and natural gas sales from contracts with customers for the Company's continuing and discontinued operations is set forth in the following table.

	Years Ended December 31
	2025	2024 (1)
Light oil and condensate	$366,523	$421,383
Heavy oil	1,261,899	1,403,022
NGL	29,583	26,017
Natural gas	26,643	23,624
Total petroleum and natural gas sales - continuing operations	$1,684,648	$1,874,046
Total petroleum and natural gas sales - discontinued operations	$1,888,524	$2,334,909
(1)Comparative period revised to reflect current period presentation. Refer to Note 7 - "Discontinued Operations".

Included in trade receivables at December 31, 2025 is $102.3 million of accrued receivables related to delivered volumes (December 31, 2024 - $325.7 million).

For the year ended December 31, 2025, the Company had four customers that each accounted for 10% or more of total petroleum and natural gas sales for continuing operations. Petroleum and natural gas sales recorded for each of these customers for the year ended December 31, 2025 is summarized in the following table.

	Petroleum and natural gas sales by customer - continuing operations	% of Total petroleum and natural gas sales - continuing operations
Customer 1	$360,653	21%
Customer 2	$275,044	16%
Customer 3	$218,734	13%
Customer 4	$210,679	13%

16.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Years Ended December 31
	2025	2024
Net loss before income taxes from continuing operations	$(153,110)	$(16,718)
Expected income taxes at the statutory rate of 24.16% (2024 – 24.38%) (1)	(36,991)	(4,076)
Increase (decrease) in income taxes resulting from:
Effect of foreign exchange	(11,022)	19,354
Effect of change in statutory rates (2)	—	8,287
Effect of rate adjustments for foreign jurisdictions	55	(3,790)
Effect of change in deferred tax benefit not recognized (3)(4)	159,299	38,070
Repatriation and related taxes	9,639	17,999
Adjustments, assessments and other	2,755	4,891
Income tax expense - continuing operations	$123,735	$80,735
(1)The expected income tax rate decreased due to changes in the provincial apportionment of Canadian income.
(2)On December 11, 2024, Luxembourg enacted a reduction of the statutory corporate income tax rate to 23.87% from 24.94%, applicable to tax years beginning on January 1, 2025. This change resulted in a deferred tax expense in 2024 on the deferred tax assets of Baytex's Luxembourg subsidiary.
(3)A deferred tax asset of $19.9 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2024 - $31.8 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.
(4)A deferred tax asset of $587.7 million remains unrecognized due to uncertainty surrounding future income earned in foreign jurisdictions (December 31, 2024 - $99.4 million). The unrecognized deferred tax asset relates to non-capital losses, of which $1.8 billion will expire from 2032 to 2042, and $714 million does not have an expiry date.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada (“TCC”) and we estimate it could take another two to three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the TCC, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During 2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent statement of account issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $244.2 million and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. In September 2025, the Department of Justice, legal counsel for the Crown, abandoned the position that the trusts were resettled. The issue of whether the general anti-avoidance rule applies remains in dispute. If, after exhausting available appeals, the deduction of the Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

For the year-ended December 31, 2025, Baytex has determined that it meets the requirements of safe-harbor provisions in all the jurisdictions in which we operate and therefore does not anticipate owing any top-up taxes under Pillar Two legislation.

A continuity of the net deferred income tax asset or liability is detailed in the following tables:

As at	January 1, 2025	Recognized in Net Loss	Discontinued Operations (3)	Foreign Currency Translation Adjustment	December 31, 2025
Taxable temporary differences:
Petroleum and natural gas properties	$(848,321)	$50,636	$562,971	$27,955	$(206,759)
Financial derivatives	(5,834)	(566)	—	—	(6,400)
Other	(14,599)	14,109	—	—	(490)
Deductible temporary differences:
Asset retirement obligations	153,805	(8,199)	(18,138)	(914)	126,554
Non-capital losses (1)(2)	648,342	(183,391)	(343,716)	(25,822)	95,413
Finance costs	156,258	13,397	(127,119)	(4,510)	38,026
Net deferred income tax asset (liability)	$89,651	$(114,014)	$73,998	$(3,291)	$46,344
(1)Canadian non-capital loss carry-forwards at December 31, 2025 totaled $392.7 million, which will expire from 2033 to 2044.
(2)A deferred income tax asset of $0.5 million has been recognized in respect of non-capital losses of a wholly owned financing subsidiary of Baytex; which losses will be offset against future interest income to be earned as a result of an internal debt restructuring.
(3)On December 19, 2025, the Company disposed of its operated and non-operated assets in the Eagle Ford and immediately thereafter liquidated its U.S. subsidiaries, resulting in the extinguishment of the related deferred tax assets and liabilities.

As at	January 1, 2024	Recognized in Net Income	Foreign Currency Translation Adjustment	December 31, 2024
Taxable temporary differences:
Petroleum and natural gas properties	$(706,101)	$(100,286)	$(41,934)	$(848,321)
Financial derivatives	(2,738)	(3,096)	—	(5,834)
Other	(13,046)	(1,434)	(119)	(14,599)
Deductible temporary differences:
Asset retirement obligations	150,856	1,138	1,811	153,805
Non-capital losses (1)(2)	647,561	(44,671)	45,452	648,342
Finance costs	115,280	33,422	7,556	156,258
Net deferred income tax asset (liability) (3)	$191,812	$(114,927)	$12,766	$89,651
(1)Non-capital loss carry-forwards at December 31, 2024 totaled $3.3 billion. Canadian non-capital loss carry-forwards of $0.4 billion expire between 2034 and 2043. Foreign non-capital loss carry-forwards total $2.9 billion of which $1.4 billion will expire from 2032 to 2040, and $1.5 billion does not have an expiry date.
(2)    A deferred income tax asset of $178.2 million has been recognized in respect of non-capital losses of a wholly owned financing subsidiary of Baytex; which losses will be offset against future interest income to be earned as a result of an internal debt restructuring.
(3)     The net deferred income tax asset as at December 31, 2024 is comprised of a deferred income tax asset of $178.2 million and a deferred income tax liability of $88.6 million.

17.    FINANCING AND INTEREST

	Years Ended December 31
	2025	2024 (1)
Interest on Credit Facilities	$10,885	$38,326
Interest on long-term notes	149,214	148,968
Interest on lease obligations	1,333	1,338
Cash interest	$161,432	$188,632
Amortization of debt issue costs	56,116	14,704
Accretion of asset retirement obligations	19,114	17,265
Net early redemption expense	85,355	24,350
Financing and interest - continuing operations	$322,017	$244,951
Financing and interest - discontinued operations	$22,985	$23,423
(1)Comparative period revised to reflect current period presentation. Refer to Note 7 - "Discontinued Operations".

18.    FOREIGN EXCHANGE

	Years Ended December 31
	2025	2024 (1)
Unrealized foreign exchange (gain) loss	$(88,538)	$153,930
Realized foreign exchange (gain) loss	(5,481)	1,965
Foreign exchange (gain) loss - continuing operations	$(94,019)	$155,895
Foreign exchange gain - discontinued operations	$(3,624)	$—
(1)Comparative period revised to reflect current period presentation. Refer to Note 7 - "Discontinued Operations".

19.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of cash, trade receivables, trade payables and dividends payable approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	December 31, 2025		December 31, 2024
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial Derivatives	$28,898	$28,898	$25,573	$25,573	Level 2
Total	$28,898	$28,898	$25,573	$25,573

Amortized cost
Cash	$953,113	$953,113	$16,610	$16,610	—
Trade receivables	135,230	135,230	387,266	387,266	—
Total	$1,088,343	$1,088,343	$403,876	$403,876

Financial Liabilities
FVTPL
Financial Derivatives	$(2,406)	$(2,406)	$(1,645)	$(1,645)	Level 2
Total	$(2,406)	$(2,406)	$(1,645)	$(1,645)

Amortized cost
Trade payables	$(236,373)	$(236,373)	$(512,473)	$(512,473)	—
Dividends payable	(17,268)	(17,268)	(17,598)	(17,598)	—
Credit Facilities (1)	(1,138)	(1,400)	(324,346)	(341,207)	—
Long-term notes	(93,834)	(99,808)	(1,932,890)	(1,990,598)	Level 1
Total	$(348,613)	$(354,849)	$(2,787,307)	$(2,861,876)
(1)     The difference in the carrying value and fair value of the Credit Facilities is due to unamortized debt issuance costs. Refer to Note 9.

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the number of observable inputs used to value the instruments:
•Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
•Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
•Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2025 or 2024.

Foreign Currency Risk

In entities with a Canadian dollar functional currency, Baytex is exposed to fluctuations in foreign exchange rates as a result of the U.S. dollar portion of its Credit Facilities, long-term notes and crude oil sales based on U.S. dollar benchmark prices. The Company's net income or loss and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

A $0.01 increase or decrease in the CAD/USD foreign exchange rate on the revaluation of outstanding U.S. dollar denominated assets and liabilities would impact net income or loss before income taxes by approximately $0.6 million.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
U.S. dollar denominated	US$22,204	US$21,450	US$84,500	US$1,399,881

Commodity Price Risk

Baytex utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivatives is governed by a Risk Management Policy approved by the Board of Directors of Baytex which sets out limits on the use of derivatives. Baytex does not use financial derivatives for speculative purposes.

The reported value of commodity financial derivatives is sensitive to changes in forecasted commodity prices. For crude oil contracts outstanding as at December 31, 2025, a US$1.00/bbl change in the underlying benchmark crude oil prices would impact net income or loss before income taxes by approximately $19.0 million. For natural gas contracts outstanding as at December 31, 2025, a US$0.25 change in the underlying benchmark natural gas prices would impact net income or loss before income taxes by approximately $0.9 million.

Financial Derivative Contracts

Baytex had the following commodity financial derivative contracts outstanding as at March 4, 2026.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Jan 2026 to Mar 2026	2,500 bbl/d	WTI less US$13.35/bbl	WCS
Basis differential	Apr 2026 to Jun 2026	2,500 bbl/d	WTI less US$12.55/bbl	WCS
Basis differential	Jul 2026 to Sep 2026	2,500 bbl/d	WTI less US$13.05/bbl	WCS
Basis differential	Jan 2026 to Dec 2026	19,500 bbl/d	WTI less US$13.13/bbl	WCS
Basis differential	Oct 2026 to Dec 2026	2,500 bbl/d	WTI less US$13.75/bbl	WCS
Basis differential	Jan 2026 to Mar 2026	1,000 bbl/d	WTI less US$4.00/bbl	MSW
Basis differential	Apr 2026 to Jun 2026	1,000 bbl/d	WTI less US$3.75/bbl	MSW
Basis differential	Jul 2026 to Sep 2026	1,000 bbl/d	WTI less US$3.50/bbl	MSW
Basis differential	Oct 2026 to Dec 2026	1,000 bbl/d	WTI less US$4.25/bbl	MSW
Purchased put option (2)	Jan 2026 to Jun 2026	2,000 bbl/d	US$60.00/bbl	WTI
Sold call option (2)	Jan 2026 to Jun 2026	2,000 bbl/d	US$70.00/bbl	WTI
Collar (2)	Jan 2026 to Mar 2026	2,000 bbl/d	US$60.00/US$75.00/bbl	WTI
Collar (2)	Jan 2026 to Mar 2026	2,000 bbl/d	US$60.00/US$75.55/bbl	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$67.00/bbl	WTI
Collar	Jan 2026 to Apr 2026	2,500 bbl/d	US$60.00/US$68.00/bbl	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$66.00/bbl	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$64.00/bbl	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$65.00/bbl	WTI
Collar	Jan 2026 to Jun 2026	2,500 bbl/d	US$60.00/US$68.00/bbl	WTI

Natural gas
Swap	Jan 2026 to Dec 2026	2,000 GJ/d	$3.21/GJ	AECO
Basis differential	Jan 2026 to Dec 2026	2,500 mmbtu/d	NYMEX less US$1.66/mmbtu	NYMEX/AECO
Collar	Jan 2026 to Dec 2026	2,500 mmbtu/d	US$4.00/US$5.10/mmtbu	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contracts include deferred premiums to be paid throughout the contract term. The weighted average deferred premium is $0.70/bbl.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Years Ended December 31
	2025	2024
Realized financial derivatives loss (gain)	$19,635	$(1,447)
Unrealized financial derivatives gain	(2,564)	(654)
Financial derivatives loss (gain)	$17,071	$(2,101)

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include management of forecasted and actual cash flows from operating, financing and investing activities, available capacity under the existing Credit Facilities, and opportunities to issue additional debt or equity securities.

The timing of undiscounted cash outflows relating to financial liabilities as at December 31, 2025 is outlined in the table below:

	Total	2026	2027-2028	2029-2030	2031 and beyond
Trade payables	$236,373	$236,373	$—	$—	$—
Financial derivatives	2,406	2,406	—	—	—
Credit Facilities - principal	1,400	—	—	1,400	—
Long-term notes - principal (1)	95,947	—	—	—	95,947
Interest on long-term notes (2)	43,929	7,076	14,152	14,152	8,549
Total	$380,055	$245,855	$14,152	$15,552	$104,496
(1)The US$70.0 million principal amount of 7.375% senior unsecured notes is due March 15, 2032.
(2)Excludes interest on Credit Facilities as interest payments on Credit Facilities fluctuate based on amounts outstanding and the prevailing interest rate at the time of borrowing.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. As at December 31, 2025, the Company is exposed to credit risk with respect to its cash, trade receivables and financial derivatives. Baytex manages these risks through the selection and monitoring of credit-worthy counterparties.

Most of the Company's trade receivables relate to petroleum and natural gas sales. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts after reviewing the creditworthiness of the entity. Letters of credit or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. Baytex's financial derivative contracts are subject to master netting agreements that create a legally enforceable right to offset by the counterparty the related financial assets and financial liabilities. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

The majority of the Company's credit exposure on trade receivables at December 31, 2025 relates to accrued revenues. Accounts receivable from purchasers of the Company's petroleum and natural gas sales are typically collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production.

Should the Company determine that the ultimate collection of a receivable is in doubt, the carrying amount of trade receivables is reduced by adjusting the allowance for doubtful accounts and recording a charge to net income or loss. If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. As at December 31, 2025, allowance for doubtful accounts was $1.1 million (December 31, 2024 - $1.0 million).

In determining whether amounts past due are collectible, the Company will assess the nature of the past due amounts as well as the credit worthiness and past payment history of the counterparty. Baytex has estimated the lifetime expected credit loss as at and for the year ended December 31, 2025 to be nominal.

The Company's trade receivables, net of the allowance for doubtful accounts, were aged as follows:

	December 31, 2025	December 31, 2024
Current (less than 30 days)	$132,257	$383,968
31-60 days	783	1,224
61-90 days	311	492
Past due (more than 90 days)	1,879	1,582
	$135,230	$387,266

The Company manages credit risk by allocating cash and cash equivalents across major Canadian financial institutions that maintain a minimum investment‑grade credit rating, thereby reducing exposure to any single counterparty.

20.    SUPPLEMENTAL INFORMATION

Changes in Non-Cash Working Capital Items

	Years Ended December 31
	2025	2024
Trade receivables	$257,783	$(47,861)
Prepaids and other assets	(7,275)	8,531
Trade payables	(276,100)	35,178
Share-based compensation liability	10,070	(11,000)
Dividends payable	(330)	(783)
Non-cash working capital disposed	49,299	(6,390)
	$33,447	$(22,325)
Changes in non-cash working capital related to:
Operating activities	$18,111	$(17,922)
Financing activities	(1,620)	6,200
Investing activities	17,822	(11,375)
Transfers to equity	(330)	(1,167)
Foreign currency translation on non-cash working capital	(536)	1,939
	$33,447	$(22,325)

Income Statement Presentation

Baytex's consolidated statements of income (loss) and comprehensive income (loss) are prepared according to the nature of expense, with the exception of employee compensation costs which are included in both operating expense and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating expense and general and administrative expense.

	Years Ended December 31
	2025	2024 (1)
Operating	$12,372	$13,340
General and administrative	43,687	36,583
Total employee compensation costs - continuing operations	$56,059	$49,923
Total employee compensation costs - discontinued operations	$55,670	$38,429
(1)Comparative period revised to reflect current period presentation. Refer to Note 7 - "Discontinued Operations".

21.    COMMITMENTS AND CONTINGENCIES

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s cash flow from operations in an ongoing manner. A significant portion of these obligations will be funded by adjusted funds flow (note 23). These obligations as of December 31, 2025 and the expected timing of funding of these obligations, are noted in the table below.

	Total	2026	2027-2028	2029-2030	2031 and beyond
Processing agreements	$4,969	$948	$563	$533	$2,925
Transportation agreements	134,312	40,249	51,388	13,416	29,259
Total	$139,281	$41,197	$51,951	$13,949	$32,184

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives (note 11). The present value of the future estimated abandonment and reclamation costs are included in the asset retirement obligations presented in the statement of financial position. Programs to abandon and reclaim wellsites and facilities are undertaken regularly in accordance with applicable legislative requirements.

The Company is, from time-to-time, subject to various claims, demands, audits and other proceedings covering matters that arise in the ordinary course of business activities. Such claims and other proceedings often relate to labour, tax, environmental, title or commercial matters. Baytex retains liability for matters related to our prior ownership of assets located in the U.S. Resolution of these matters may have an unfavorable financial or operating impact on the Company. Certain conditions may exist as at December 31, 2025 which may result in a loss to the Company. However, the Company believes that none of these matters are expected to have a material effect on the results of operations or financial position of the Company.

The Company establishes legal provisions for known and potential claims for which payment is probable and can be reliably estimated. The Company also has comprehensive liability insurance coverage; however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by the Company.

22.    RELATED PARTIES

Transactions with key management personnel and directors are noted in the table below.

	Years Ended December 31
	2025	2024 (1)
Short-term employee benefits	$7,370	$6,460
Share-based compensation	14,648	9,761
Total compensation for key management personnel - continuing operations	$22,018	$16,221
Total compensation for key management personnel - discontinued operations	$4,705	$1,154
(1)Comparative period revised to reflect current period presentation.

23.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong financial position that provides flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex assesses its capital structure in response to operational requirements and changes in economic conditions. At December 31, 2025, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, other long-term liabilities, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net (Cash) Debt

The Company uses net (cash) debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net (cash) debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables, and prepaids and other assets. Baytex also uses net (cash) debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net (cash) debt to amounts disclosed in the primary financial statements.

	December 31, 2025	December 31, 2024
Credit Facilities	$1,138	$324,346
Unamortized debt issuance costs - Credit Facilities (note 9)	262	16,861
Long-term notes	93,834	1,932,890
Unamortized debt issuance costs - Long-term notes (note 10)	2,113	47,729
Trade payables	236,373	512,473
Cash	(953,113)	(16,610)
Dividends payable	17,268	17,598
Share-based compensation liability	34,802	24,732
Other long-term liabilities	—	20,887
Trade receivables	(135,230)	(387,266)
Prepaids and other assets	(63,232)	(76,468)
Net (Cash) Debt	$(765,785)	$2,417,172

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period and transaction costs.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Years Ended December 31
	2025	2024
Cash flows from operating activities	$1,485,962	$1,908,264
Change in non-cash working capital	(18,111)	17,922
Asset retirement obligations settled	20,318	28,793
Transaction costs	26,383	1,539
Adjusted funds flow	$1,514,552	$1,956,518